

SECU

16014411

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. MCKENNA & CO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 WEST MAIN STREET
(No. and Street)

BENNINGTON	VT	05201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD B. MCKENNA (802) 447-1538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD B. MCKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.B. MCKENNA & CO, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

D.B. MCKENNA & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of D.B. McKenna & Co., Inc.

We have audited the accompanying financial statements of D.B. McKenna & Co., Inc. (a Vermont corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. D.B. McKenna & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D.B. McKenna & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of D.B. McKenna & Co., Inc.'s financial statements. The supplemental information is the responsibility of D.B. McKenna & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 22, 2016

D.B. McKenna Co., Inc.
Statements of Financial Conditions
December 31, 2015

Assets

Current assets:		
Cash and cash equivalents	$	144,889
Restricted cash	$	30,089
Accounts receivable	$	22,058
Total current assets	$	197,036
Investments	$	26,571
Fixed assets:		
Equipment	$	55,383
Accumulated depreciation	$	(55,383)
Fixed assets, net	$	-
Total assets	$	223,607

Liabilities and Stockholders' Equity

Liabilities:		
Accrued expenses	$	58,437
Total liabilities	$	58,437
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost	$	8,000
Contributed capital	$	40,000
Accumulated other comprehensive income (loss)	$	4,647
Retained earnings	$	112,523
Total stockholders' equity	$	165,170
Total liabilities and stockholders' equity	$	223,607

The accompanying notes are an integral part of the financial statements.

D.B. McKenna Co., Inc.
Statement of Operations Changes in Comprehensive Income (Loss)
For the Year Ended December 31, 2015

	2015
Revenues:	
Commissions	$ 859,149
Professional fees	132,327
Dividend and interest income	277
Total revenues	991,753
Expenses:	
Wages	797,900
Employee benefits	21,254
Rent	37,200
Payroll and other taxes	86,566
Supplies and other	15,898
Professional fees	11,467
Licenses, dues and fees	7,010
Advertising	8,663
Insurance	4,200
Travel and entertainment	1,628
Depreciation	-
Publications	3,145
Telephone	2,106
Television service	1,087
Miscellaneous	(5,441)
Total expenses	992,683
Net (loss) income before taxes	(930)
Provision for taxes	(300)
Net (loss) income	(1,230)
Other comprehensive loss:	
Unrealized gains (losses) on investments	83
Comprehensive income (loss)	$ (1,147)

The accompanying notes are an integral part of the financial statements.

D.B. McKenna Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2013	8,000	40,000	4,564	113,754	166,318
Unrealized gains on investments	-	-	83	-	83
Net Gain	-	-	-	(1,230)	(1,230)
Balance as of December 31, 2014	$ 8,000	$ 40,000	$ 4,647	$ 112,524	$ 165,171

The accompanying notes are an integral part of the financial statements.

D.B. McKenna Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net (loss) income	$	(1,230)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation		-
Changes in assets and liabilities:		
Accounts receivable		5,660
Accrued expenses		30,707
Net cash provided by operating activities		35,137
Cash flows from investing activities:		
Purchases of equipment		-
Net cash used in investing activities		-
Net increase in cash and cash equivalents		35,137
Cash, cash equivalents and restricted cash, beginning of year		139,841
Cash, cash equivalents and restricted cash, end of year	$	174,978

The accompanying notes are an integral part of the financial statements.

D.B. McKenna & Co., Inc.
Notes to Financial Statements
For the Year Ended December 31, 2015

Note 1- General

Organization –D.B. McKenna & Co., Inc. (the Company) is a privately owned corporation. The Company operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc. (RJA).

Description of Business-The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(ii) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 – Summary of Significant Accounting Policies

Basis of Reporting- The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents – The Company classifies certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis. Cash equivalents are comprised of money market funds. Money market funds are not insured by the FDIC and are not a risk-free investment. Money market funds invest in a variety of instruments including mortgage-backed and asset-backed securities. Although a money market fund seeks to preserve its $1 per share value, it is possible that a money market fund's value can decrease below $1 per share.

Restricted Cash – The Company maintains a restricted cash account with RJA. This is in accordance with the terms of the agreement between the Company and RJA, the clearing broker.

Investments – The Company's investments are measured at fair value in accordance with FASB ASC 820, *"Fair Value Measurements and Disclosures,"* which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Note 2- Summary of Significant Accounting Policies (continued)

Level 2- Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets – Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2015 and 2014.

Income Taxes – The Company accounts for income taxes in accordance with FASB ASC 740 *"Income Taxes"*. FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2015 and 2014. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2015 and 2014, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events – Subsequent events have been evaluated through February 22, 2016, the date through which the financial statements were available for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

Note 3- Investments

As of December 31, 2015 and 2014, the Company held two common stocks with a market value of $26,571 and $26,488, respectively. The equities had unrealized gains of $4,647 and $4,564, as of December 31, 2015 and 2014, respectively. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impairment losses have been recognized in 2015 or 2014. One equity has been in an unrealized loss position for greater than twelve months, however management believes there is no impairment loss to be recognized.

Note 4- Accumulated Other Comprehensive Income

The Company did not have any reclassification adjustments out of accumulated other comprehensive income into net income for 2015 or 2014.

Note 5- Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2015 and 2014, the Company had adjusted net capital of $147,733 and $146,830 respectively, with a minimum net capital requirement of $50,000 for both years. The ratio of aggregate indebtedness to net capital was .3956 to 1 and .1888 to 1 for December 31, 2015 and 2014, respectively.

There were no dividends paid for the years ended December 31, 2015 and 2014.

Note 6- Income Taxes

The Company has provided a provision for the minimum state income tax and has no federal income taxes for the year ended December 31, 2015 and 2014. In addition, the Company has no material deferred tax assets or liabilities as of December 31, 2015 or 2014.

Note 7- Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Note 8- Related Parties

The Company paid rent expense to McKenna Realty Co., which is owned by Donald McKenna in the amount of $37,200 and $56,470 for the years ended December 31, 2015 and 2014, respectively.

In addition, during 2015 the Bennington Financial Planning Group (BFPG), of which Donald McKenna is the President, paid the Company $121,661 in fees for trades placed and other business services. During 2014, BFPG paid the Company $71,216 in fees for trades placed and other business services.

D.B. MCKENNA & CO., INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

D.B. McKenna Co., Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2015

	2015
Net Capital:	
Stockholders' equity	$ 165,171
Nonallowable assets	(11,029)
Haircuts on cash, cash equivalents and investments	(6,409)
Total net capital	147,733
Less: net capital requirement [6.67% of aggregate indebtedness or $50,000]	50,000
Net capital in excess of requirements	$ 97,733
Aggregate Indebtedness:	
Total liabilities	$ 58,437
Aggregate indebtedness	$ 58,437
Ratio of aggregate indebtedness to net capital	0.39

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of D.B. McKenna & Co., Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) D.B. McKenna & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which D.B. McKenna & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) D.B. McKenna & Co., Inc. stated that D.B. McKenna & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. D.B. McKenna & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.B. McKenna & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 22, 2016



D.B. McKENNA & CO., INC. *Financial Planning/Investments*

207 West Main Street • Bennington, Vermont 05201 (802) 447-1538 • Fax (802) 447-0034

On behalf of D.B. McKenna & Co., Inc., I, as President, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending {Year end Date}:

- D.B. McKenna & Co., Inc. claims an exemption from SEC Rule 15c3-3 under the k(2)(ii) provision.
- D.B. McKenna & Co., Inc. did not hold any customer funds or securities at any time during the year.
- D.B. McKenna & Co., Inc. met the identified exemption provisions throughout the reporting period of January 1, 2015 thru December 31, 2015 without exception.

Donald B. McKenna

President

D.B. McKenna & Co., Inc.

D.B. MCKENNA & CO., INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of D.B. McKenna & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by D.B. McKenna & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating D.B. McKenna & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. D.B. McKenna & Co., Inc.'s management is responsible for D.B. McKenna & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in July 2015 and January 2016, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
February 22, 2016

D.B. MCKENNA & CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2015

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 546**
Less Payments Made:		
Date Paid	**Amount**	
7/23/15	**$ 308**	
		(308)
Interest on late payment(s)		
Total Assessment Balance or overpayment and Interest Due		**$ 238**
Payment made with Form SIPC 7		**$ 238**

See Accountant's Report

D.B. MCKENNA & CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2015

Total revenue	**$ 991,753**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**731,881**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**41,376**
Total deductions	**$ 773,257**
SIPC NET OPERATING REVENUES	**$ 218,496**
GENERAL ASSESSMENT @ .0025	**$ 546**

See Accountant's Report